LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS“

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25

26-10-2004 No. 27

04045772

SUPPL

RECEIVED

No. of pages: 1+18

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Report for the Third Quarter of 2004

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Report for the Third Quarter of the Year 2004

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys

Darius Džiaugys

Senior Specialist Investor Relations

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Encl.: 1. Report (18 pages)

dlw 10/27

File No. 82-5086

AB Lietuvos Telekomas
Report for the 3rd quarter of the year 2004

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)

LIETUVOS TELEKOMAS

Table of contents

I. GENERAL PROVISIONS

1. Accountable period for which the report has been prepared

The third quarter of the year 2004.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, LT 03501 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	2121543
Administrator of Register of Legal Persons	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanoriu ave. 28, Vilnius, Lithuania on business days from 8 a.m. till 5 p.m.

The Company's notices, including information and other documents related to the General Meeting to be convened, as well as notices and information about reorganisation or liquidation of the Company, resolutions (decisions) of the General Meeting and the Board, other notices and document which according to the laws of the Republic of Lithuania, By-laws of the Company or resolutions (decisions) of the Company's bodies must be announced to all Shareholders and/or other persons, shall be given in Lietuvos Rytas daily or delivered personally to each Shareholder or any person to whom notification is required, by registered mail or by recorded delivery.

4. Persons responsible for the accuracy of information in the report

4.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager of AB Lietuvos Telekomas, tel. +370 5 236 76 03, fax. +370 5 231 38 60.

4.2. ------------

5. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by Arūnas Šikšta, General Manager, and Jan-Erik Elsérius, Chief Financial Officer – Deputy General Manager, hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager of AB Lietuvos Telekomas .... Arūnas Šikšta

Seal

26 October 2004

Chief Financial Officer –Deputy General Manager of AB Lietuvos Telekomas .... Jan-Erik Elsérius

26 October 2004

The report is prepared in Vilnius, October 2004.

II. INFORMATION ABOUT MAJOR SHAREHOLDERS AND MEMBERS OF THE MANAGING BODIES

6. Shareholders

The share capital of AB Lietuvos Telekomas registered in Company's Register of the Republic of Lithuania is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas share capital is as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,760	1	814,912,760	100.00
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid in.

As on 30 September 2004, the total number of AB Lietuvos Telekomas' shareholders was 10,852. The number of shareholders on the day of the last Annual General Meeting of Shareholders, which was held on 23 April 2004, was 9,628.

The following shareholders hold more than 5 per cent of the Company's share capital as on 30 September 2004:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, c/o TeliaSonera Danmark A/S, Ejby Industrivej 135, 2600 Glostrup, Denmark, register code 244.793 (a)	488,947,656	60.00	62.94	---

NOTE: (a) Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB, Sweden.

As on 30 September 2004, the State of Lithuania represented by the State Property Fund held 37,147,305 shares that amount for 4.56 per cent of the Company's share capital and 4.78 per cent of votes.

On 12 June 2000, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program. According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas, 60 Street, New York, NY 10005, USA.

As on 30 September 2004, on the basis of 112,803,890 AB Lietuvos Telekomas' shares there were issued 11,280,389 Global Depository Receipts that amount for 13.84 per cent of the Company's share capital.

As on 30 September 2004, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, which after reorganisation of UAB Lintkom by merger into UAB Lintel took over all the rights and liabilities of UAB Lintkom, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. In the year 2000, UAB Lintkom acquired Lietuvos Telekomas' shares during the IPO. Following the

Lithuanian Company Law AB Lietuvos Telekomas' shares held by UAB Lintel are considered as treasury stocks.

7. Members of the managing bodies

The managing bodies of AB Lietuvos Telekomas' are as follows:
- General Meeting of Shareholders;
- Board;
- General Manager.

Board (as on 30 September 2004)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of seven members and is elected for the two-year term.

Erik Hallberg - Chairman of the Board since 16 June 2004, member of the Board since 28 April 2003 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), Senior Vice President and Head of Market Area Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Chairman of the Supervisory Board of AS Eesti Telekom, Estonia, Member of Supervisory Board of Elion Enterprises AS, Estonia, and AS EMT, Estonia; chairman of the Board of Latvijas Mobilais Telefons SIA, Latvia and Confidence AB, Sweden; member of the Board of Lattelekom SIA, Latvia, and Prevas AB, Sweden. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Gintautas Žintelis - Deputy Chairman of the Board since 27 July 2004, member of the Board since 7 July 1998 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), Chairman of the Remuneration Committee of the Board, from 1 July 2004 Adviser-Consultant to Lietuvos Telekomas' General Manager and the Board. In 1965, he graduated from Kaunas University of Technology as an engineer in computer science. In 1970, he became Doctor of Science, in 1980 - Habilitated Doctor of Science, in 1983 - Professor and since 1991 is a correspondent member of the Lithuanian Academy of Science. From 1964 till 1992 he worked in Kaunas University of Technology, where in 1982 - 1992 he was Head of Computer Science Department. In 1992 - 1996, he held a position of Minister of Communications and Informatics of the Republic of Lithuania. In 1996-2002 he was working as Head of the Information System Protection Division and Advisor of the President of AB Vilniaus Bankas. From 2002 till July 2004 held a position of Senior Expert on IT and Telecommunications issues in AB Lietuvos Telekomas. From 7 July 1998 till 23 April 2004 was Chairman of the Board of AB Lietuvos Telekomas. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg - a member of the Board since 30 April 2001 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Remuneration Committee of the Board, Head of Network and Technology, Market Area Norway, Denmark and Baltic Countries, TeliaSonera AB Norway, Denmark and Baltic Countries. Member of the Board of NetCom AS, Norway, TeliaSonera Networks A/S, Denmark, Telia Mobile A/S, Denmark, and Telia Stofa A/S, Denmark. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen - a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Deutsche Bank Trust Company Americas), Chairman of the Audit Committee of the Board, Head of Vilnius Representative Office of European Bank for Reconstruction and Development. Has no interest in the share capital of AB Lietuvos Telekomas.

Member of the Supervisory Board of AB Drobe. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Rådne – a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Vice President and Head of Product Management and Development, TeliaSonera AB Sweden. Chairman of the Board of Lennandia advertising AB, Sweden, member of the Supervisory Board of AS Eesti Telekom, Estonia, and member of the Board of Lattelekom SIA, Latvia. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Andrius Šukys – a member of the Board since 26 April 2002 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of Remuneration Committee of the Board, General Manager of UAB Imparat. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – a member of the Board since 5 July 2000 (re-elected for the two-year term on 23 April 2004; nominated by Amber Teleholding A/S), member of the Audit Committee of the Board, Senior Adviser, TeliaSonera Finland Oyj. Member of the Board of Lattelekom SIA, Latvia. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

General Manager (CEO)

From 2 January 2004 **Arūnas Šikšta** (born 1968) took the office of General Manager (CEO) of AB Lietuvos Telekomas. He has a degree in Management from Natural Science Faculty of Klaipėda University (1995). From 1992 to 1993 he worked as program coordinator at Lithuanian Open Society Fund. Between 1993 and 1996 he was employed by Lithuanian – Dutch joint venture Seceurtronics Technikom as Executive Director. In the period from 1996 to 1997 he held a position of Director of Marketing Department of Lithuanian Agricultural Bank, and from 1997 to 1999 he was Lithuanian Project Manager at International Relations and Network Department of AS Hansapank (Estonia). From May 1999 till June 2001 he was appointed to the position of Chairman of the Board of the bank AB Hansabankas. From June 2001 till 1 November 2003 he was Chairman of the Board of the bank AB Hansa-LTB and member of the Board of AS Hansapank (Estonia). As on 30 September 2004 he was member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai and UAB Lintel. Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Commercial Officer – Deputy General Manager

From 1 March 2004 **Stefan Albertsson** (born 1963) was appointed to the position of Chief Commercial Officer - Deputy General Manager of AB Lietuvos Telekomas. He is a BSc in Business Administration and Economics and an MSc in Mechanical Engineering (1990). In the period from 1990 to 1996 he worked in various positions at Telia AB, Sweden. Between 1996 and 1999 lead various units at Netia Telekom (Poland) and from 1999 to 2001 was Change Management Director at Eircom, Ireland. In August 2001, he came back to Netia Telekom and till September 2003 held a position of Vice President Marketing. From 3 November 2003 till 1 March 2004 he held a position of Chief Marketing and Sales Officer of AB Lietuvos Telekomas. As on 30 September 2004 he was Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Voicecom, member of the Board of VšĮ Lietuvos Telekomo Sporto Klubas.

Has no interest in the share capital of AB Lietuvos Telekomas. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Chief Operating Officer - Deputy General Manager

From 1 March 2004 **Romualdas Degutis** (born 1961) holds an office of Chief Operating Officer - Deputy General Manager of AB Lietuvos Telekomas. In 1984 he graduated from Kaunas University of Technology as Electric Communication Engineer. He employed in the Company since 1984. In 1993, he was appointed to the office of Klaipeda Branch Director of AB Lietuvos Telekomas. On 1 June 1999 he became Executive Vice President of AB Lietuvos Telekomas. From 1 July 2003 till 1 March 2004 he held a position of Executive Director and Deputy General Manager of the Company. As on 30 September 2004, he was Chairman of the Board of UAB Comliet and UAB Baltic Data Center, member of the Board of VšĮ Lietuvos Telekomo Sporto Klubas and UAB TietoEnator Consulting. As on 30 September 2004, he had 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0014 per cent of votes.

Chief Financial Officer - Deputy General Manager

From 1 March 2004 **Jan-Erik Elsèrius** (born 1943) holds an office of Chief Financial Officer - Deputy General Manager and also Head of Treasury and Investor Relations Unit of AB Lietuvos Telekomas. In 1967, he graduated from Uppsala University as BA in Management, Managerial Economy, Political Economy and Statistics. Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, he was Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, he worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, he was appointed as the Deputy Managing Director of the new company Securitas Larm AB. In 29 March 1999, he was appointed to the position of Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas. As on 30 September 2004, he was member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom, UAB Baltic Data Center, VšĮ Lietuvos Telekomo Sporto Klubas and Telegrupp AS. As on 30 September 2004, he had 90,000 shares of the Company that accounts for 0.011 per cent of the share capital and 0.0116 per cent of votes.

III. FINANCIAL STATUS

The following consolidated financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Financial Reporting Standards. From the year 2000 Lietuvos Telekomas' Group uses International Accounting Standards in its accounting.

Lietuvos Telekomas' Group financial statements for the reporting period are not audited. Lietuvos Telekomas' Group financial statements for the year ended 31 December 2003 are audited by the auditors.

8. Balance Sheet (in thousand of litas)

	30 September 2004	31 December 2003	30 September 2003
Non-current assets			
Property, plant and equipment	981,324	1,120,429	1,191,285
Intangible assets	93,231	142,806	155,612
Prepayments for non-current assets	139	87	187
Investments in associates	1,166	1,173	1,193
Other non-current assets	59	60	78
	1,075,919	1,264,555	1,348,355
Current assets			
Inventories	8,568	11,216	9,895
Assets held for sale	2,874	10,990	9,762
Receivables, prepaid expenses and accrued revenue	132,565	137,537	140,472
Short term investments	10,115	--	1,980
Cash and cash equivalents	45,392	117,629	152,150
	199,514	277,372	314,259
TOTAL ASSETS	1,275,427	1,541,927	1,662,614
Shareholders' equity			
Share capital	814,913	814,913	814,913
Treasury shares	(120,000)	(120,000)	(120,000)
Legal reserve	81,499	81,499	81,499
Translation differences	(14)	(6)	(56)
Retained earnings	337,353	359,455	368,588
	1,113,751	1,135,861	1,144,944
Minority interest	3,665	3,536	3,429
Non-current liabilities			
Borrowings	9,279	14,893	18,144
Deferred tax liabilities	61,574	78,422	84,242
Grants	9,979	11,832	12,481
	80,832	105,147	114,867
Current liabilities			
Borrowings	17,165	172,870	248,897
Trade, other payables and accrued liabilities	60,014	124,513	150,477
	77,179	297,383	399,374
TOTAL EQUITY AND LIABILITIES	1,275,427	1,541,927	1,662,614

9. Profit (Loss) Statement (in thousand of litas)

	Third Quarter of 2004	Third Quarter of 2003	Nine Months of 2004	Nine Months of 2003
Revenues	178,912	197,488	543,615	605,402
Expenses	(93,785)	(97,479)	(286,280)	(307,817)
EBITDA	85,127	100,009	257,335	297,585
Depreciation, amortisation and impairment charge	(71,078)	(127,394)	(221,450)	(306,494)
Gain on sales of investments	(397)	--	(397)	--
Operating profit	13,652	(27,385)	35,488	(8,909)
Finance costs, net	146	(5,849)	(4,802)	(21,859)
Share of result before tax of associates	96	208	344	564
Profit before profit tax	13,894	(33,026)	31,030	(30,204)
Profit tax	(2,128)	5,251	(5,316)	4,611
Group profit before minority interest	11,766	(27,775)	25,714	(25,593)
Minority interest	(446)	(351)	(1,207)	(1,369)
NET PROFIT	11,320	(28,126)	24,507	(26,962)
Earning per share (litas)	0.015	(0.036)	0.032	(0.035)

10. Explanatory letter

Lietuvos Telekomas' Group provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other services. From 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

As on 30 September 2004, Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, (Savanorių ave. 28, LT-03501 Vilnius) and its daughter companies: UAB Comliet (Palangos str. 4, LT-01117 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (J. Galvydžio str. 7/Žygio str. 97, LT-08222 Vilnius), UAB Lintel (J. Galvydžio str. 7/Žygio str. 97, LT-08222 Vilnius), UAB Voicecom (Eigulių str. 14, LT-03150 Vilnius) and VšĮ Lietuvos Telekomo Sporto Klubas (Savanorių ave. 28, LT-03116 Vilnius). AB Lietuvos Telekomas also owned 60 per cent stake of UAB Baltic Data Center (renamed form Baltijos Informacinių Duomenų Valdymo Centras) (Žirmūnų str. 141, LT-09128 Vilnius), 30 per cent stake of company under liquidation UAB Verslo Portalas (J. Jasinskio str. 16a LT-01112 Vilnius) and 26 per cent stake of UAB TietoEnator Consulting (Žirmūnų str. 141, LT-09128 Vilnius) shares.

As on 30 September 2004, UAB Comliet owned 100 per cent of UAB Comliet Sprendimai (renamed from Sonex Komunikacijos), 95 per cent of Comliet-Kaliningrad (Russian Federation) and 55 per cent of Estonian company Telegrupp AS shares. On 28 July 2004, UAB Comliet sold its shares of Latvian company Datu Tikli SIA. In May 2002, Comliet acquired 75 per cent stake in Datu Tikli SIA. In June 2004, UAB Sonex Komunikacijos acquired 5 per cent of shares of Comliet-Kaliningrad, and in August 2004, UAB Sonex Komunikacijos changed the name into UAB Comliet Sprendimai.

In December 2003, Lietuvos Telekomas transferred all its shares of its subsidiary UAB Lintkom (J. Galvydžio str. 7/Žygio str. 97, LT-08222 Vilnius) to UAB Lintel, another subsidiary of Lietuvos Telekomas. In March 2004, the process of reorganisation of UAB Lintel and UAB Lintkom by merger of UAB Lintkom into UAB Lintel was started and in May 2004 it was ended. After reorganisation UAB Lintel continues its activities, while UAB Lintkom activities were terminated. Now UAB Lintel holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) that UAB Lintkom acquired during the Initial Public Offering (IPO) in 2000.

In July 2004, UAB Baltijos Informacinių Duomenų Valdymo Centras changed the name into UAB Baltic Data Center. UAB Baltic Data Center owns 100 per cent of Latvian company Baltic Data Center SIA.

In February 2004, shareholders of UAB Verslo Portalas (AB Lietuvos Telekomas has 30 per cent and UAB Verslo Žinios 70 per cent of the shares) decided to terminate activities of the company and liquidated it. UAB Verslo Portalas was operating business-to-business portal *verslas.com*.

In September 2004, AB Lietuvos Telekomas acquired from Nexcom Communications LLC 40 per cent of UAB Voicecom shares. Now Lietuvos Telekomas owns all shares (100 per cent) of UAB Voicecom.

The core business of the parent company, AB Lietuvos Telekomas, includes fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal, *Takas*.

UAB Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks, installation and maintenance of low voltage networks. On 1 April 2004, UAB Comliet transferred telecommunication services installation, fault elimination, order management and network maintenance functions to Lietuvos Telekomas. Due to that 844 employees of Comliet were transferred to Lietuvos Telekomas. In March, it was announced that UAB Comliet considers sell off of its construction business.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions as well as technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telemarketing and contact center solutions services. Since June 2004 UAB Lintel holds 4.67 per cent of AB Lietuvos Telekomas' shares (treasury stocks) that previously were held by UAB Lintkom.

UAB Baltic Data Center provides information systems support and comprehensive server management services as well as a wide range of IT customers support center services to Lietuvos Telekomas and other companies in Lithuania and the Baltic region. TietoEnator Oyj owns 40 per cent of shares of the company.

UAB Voicecom provides voice over IP (Internet Protocol) services to residential and business customers.

UAB TietoEnator Consulting provides companies in the Baltic region with high-value-added IT-related consulting services. TietoEnator Oyj owns 74 per cent of shares of the company.

Lietuvos Telekomas is a sole founder of the non-profit organization VšĮ Lietuvos Telekomo Sporto Klubas.

As on 30 September 2004, consolidated financial statements of Lietuvos Telekomas' Group combined financial statements of AB Lietuvos Telekomas and its daughter companies: UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom, UAB Baltic Data Center and VšĮ Lietuvos Telekomo Sporto Klubas added together on a line-by-line basis, eliminating the book value of the related investments against the Group's share of equity, and, in the case of not fully owned subsidiaries, the Group recognises a minority interest consisting of the portion of net income and net assets attributable to the interest owned by the third party. Investments in associated undertakings, where AB Lietuvos Telekomas has between 20 and 50 per cent, are accounted for by the equity method of accounting. Consolidated financial statements of UAB Comliet combine financial statement of UAB Comliet, UAB Comliet Sprendimai, Comliet-Kaliningrad and Telegrupp AS. All statements are prepared on the basis of the same accounting principles.

Key figures of Lietuvos Telekomas' Group (in thousand of litas)

	Nine Months of 2004	Nine Months of 2003	Change (%)
Revenue	543,615	605,402	-10.2
EBITDA	257,335	297,585	-13.5
EBITDA margin (%)	47.3	49.2	
Depreciation, amortisation and assets revaluation charge (a)	221,450	306,494	-27.7
Operating profit (EBIT)	35,488	(8.909)	498.3
Operating profit EBIT margin (%)	6.5	-1.5	
Financial income and expenses, net	(4,802)	(21,859)	-78.0
Profit before profit tax	31,030	(30,204)	202.7
Net profit	24,507	(26,962)	190.9
Net profit margin (%)	4.5	-4.5	
Cash provided by operating activities	178,742	265,135	-32.8
Earning per share (in litas)	3180	3693	-13.9
Average number of shares at the end of period (in thousand) (b)	0.032	(0.035)	
Number of personnel at the end of period	776,818	776,818	
Number of fixed lines in service	821,045	835,677	-1.8
Penetration of lines per 100 residents (%) (c)	23.9	24.2	-1.2
Digitisation rate (%)	92.1	90.1	2.2
Number of lines per full time employee, related to fixed telephony	326	275	18.5

NOTES: (a) includes 41.5 million litas assets revaluation charge for nine months of 2003; (b) excluding treasury stocks held by UAB Lintel; (c) calculated on the basis of the following population: on 30 September 2003 - 3,453 thousand, on 30 September 2004 - 3,435 thousand.

Consolidated Cash Flow Statements of Lietuvos Telekomas' Group (in thousand of litas):

	Nine Months of 2004	Nine Months of 2003
Operating activities		
Net profit for period	24,507	(26,962)
Depreciation and amortisation and impairment charge	221,450	306,494
Profit tax	5,316	(4,611)
Provision and write off of doubtful accounts receivable	(1,515)	2,461
Minority interest	1,207	1,369
Share of result before tax of associates	(344)	(564)
Loss (gain) on sale of investment	397	--
Profit on sale of property, plant and equipment	(3,965)	(2,329)
Change in restructuring provision	(952)	1,948
Interest income	(690)	(917)
Interest expenses	5,275	19,756
Provisions, write offs and other non-cash transactions	1,458	2,815
Changes in working capital:		
Inventories	2,827	(5,567)
Trade and other accounts receivable	13,562	10,448
Trading investments	--	(693)
Trade and other accounts payable and accrued liabilities	(15,417)	(14,463)
Cash generated from operations	**253,116**	**289,185**
Interest paid	(17,341)	(24,050)
Profit tax paid	(57,033)	--
Net cash from operating activities	**178,742**	**265,135**
Investing activities		
Purchase of property, plant and equipment (PPE) and intangible assets	(44,764)	(39,532)
Proceeds from disposal of PPE and intangible assets	21,221	6,776
Dividends received form associates	298	162
Investments into bonds	(10,115)	--
Interest received	690	917
Other investing activity items	(57)	(736)
Net cash used in investing activities	**(32,727)**	**(32,413)**
Financing activities		
Proceeds from borrowings	109,000	--
Repayment of borrowings	(279,486)	(117,406)
Dividends paid to Group shareholders	(46,609)	(46,609)
Dividends paid to minority shareholders	(1,157)	(316)
Net cash used in financing activities	**(218,252)**	**(164,331)**
Increase (decrease) in cash and cash equivalents	**(72,237)**	**68,391**
Movement in cash and cash equivalents		
At start of the period	117,629	83,759
Increase (decrease) during the period	(72,237)	68,391
At end of the period	45,392	152,150

Revenue

The total Lietuvos Telekomas Group's revenue for the third quarter of 2004 of 179 million litas was almost the same as for the previous quarter (180 million litas) and revenue from major source of the Company's revenue, the fixed-line telephony services, even slightly increased by 0.1 per cent in spite of decline in number of lines by 0.3 per cent. Revenue from internet and data communication services for July – September of 2004 increased by 3.6 per cent and 9.8 per cent over the same revenue for the second quarter of 2004 and the third quarter of 2003, respectively. In the third quarter of 2004, revenue from other activities of the Group went down by 16.9 per cent compared with the second quarter of 2004 and 21.2 per cent compared with the third quarter of 2003.

The total revenue of Lietuvos Telekomas' Group for the nine-month period of 2004 was down by 10.2 per cent compared to the nine-month period of 2003. The continuing growth of revenue from internet and data communication services by 7.7 per cent, y-o-y, do not compensate a decline in revenue from fixed-line telephony and other activities by 13.4 per cent and 12.5 per cent, respectively.

In the fourth quarter of 2003, Lietuvos Telekomas has adjusted its revenue grouping following the latest standard used by TeliaSonera AB. Revenue from ISDN services was moved from the Internet and Data Communication Services group to the Fixed-line Telephony Services group, and revenue from Contact Centre services (Inquiry service 118, Operator-assisted services) was moved from the Other Services group to the Fixed-line Telephony Services group. Major changes in the grouping of revenue were made in the first quarter of 2003, when services of Lietuvos Telekomas' Group were divided into the following three main groups: Fixed-line Telephony Services (including the former Interconnection Services group), Internet and Data Communication Services (including the former Leased Lines group) and Other Services.

Reclassified breakdown of the Groups' revenue (in thousand of litas)

	Third Quarter of 2004	Third Quarter of 2003	*Change (%)*	Nine Months of 2004	Nine Months of 2003	*Change (%)*
Fixed-line Telephony Services	135,602	154,258	*-12.1*	412,924	476,604	*-13.4*
Internet and Data Communication Services	32,779	29,862	*9.8*	95,671	88,790	*7.7*
Other Services	10,531	13,368	*-21.2*	35,020	40,008	*-12.5*
Total	178,912	**197,488**	*-9.4*	543,615	**605,402**	*-10.2*

Reduction of tariffs for telecommunication services started in fall of 2003 and applied various discounts caused a decline in revenue from fixed-line telephony services. On the other hand, it increased loyalty of the customers and usage of services. During the first nine month of 2004 roughly 41 thousand new fixed-line telephony lines were installed while 48 thousand were disconnected. Still, net result is a loss of 7 thousand lines. But for comparison during the first nine month of 2003 the Company lost more than 100 thousand lines. As of 30 September 2004 number of main lines in services was 821,045 and fixed-line telephony penetration rate in Lithuania stood at 23.9.

Traffic figures for January – September 2004 are well above the figures for the same period year ago: traffic of local calls is up by 15.3 per cent, long-distance calls – up by 25.4 per cent, calls from fixed to mobile networks – up by 29.2 per cent and international calls – up by 14.6 per cent. In February 2004 improved local calls' and long distance calls' payment plans by additional 30 hours free of charge calls during off peak time and weekends for the same subscription fee as before boosted not only number of payment plans subscriber but traffic figures as well. At the end of September 2004 number of payment plans subscribed by the customers reached almost

409 thousand (357 thousand a year ago). The most popular is local calls' payment plan, *Vietinis (Local)*, which accounts for 82 per cent of the total number of subscribed payment plans. International calls' payment plan, *Pasaulis (World)*, introduced in October 2003, and domestic long-distance calls 'payment plan, *Miestai (Cities)*, launched in January 2004, that offer lower than regular tariffs are also gaining popularity.

However increased traffic volumes and stabilised customer base do not off set an impact of reduced tariffs and revenue from traffic charges for nine months of 2004 was 22.4 per cent lower than revenue for the same period year ago.

According to the Communications Regulatory Authority's (CRA) Report on Telecommunications market for the Second Quarter of 2004, 21 companies at the end of the second quarter of 2004 were providing international fixed-line telephony call services, eight whereof (including Lietuvos Telekomas) were providing domestic (local and/or long distance) call services too. Number of customers of alternative fixed-line telephony service providers was 26.4 thousand. According to the Report, Lietuvos Telekomas' share of fixed-line telephony services market (excluding networks' interconnection) for the second quarter of 2004 in terms of revenue amounted to 95.37 per cent and in terms of total traffic - 96.7 per cent (98.7 per cent of local calls, 93.4 per cent of domestic long-distance calls, 78.1 per cent of international calls and 95.8 per cent calls from fixed to mobile networks traffic).

The CRA Report shows that at the end June 2004 Lietuvos Telekomas had 26.5 per cent of the total number of internet access users in Lithuania (including internet access via mobile, cable TV networks, LAN and etc.) but in terms of revenue the Company accounted for 50.1 per cent stake in total internet providers' market for the second quarter of 2004.

Number of Lietuvos Telekomas' internet access services users continues to grow. At the end of September the total number of DSL Takas service users was 36,997 (16,509 a year ago). In July, the Company introduced a new internet plan, *Takas iD3*, which offer unlimited internet access during off-peak time, weekends and holidays for just 26 litas a month (data download speed up to 256 kbit/s, upload - up to 128 kbit/s). During July - September more than 5 thousand internet users subscribed to this plan. As on 30 September 2004 the total number of dial-up internet access service users was more than 36 thousand (32 thousand a year ago) and more than 17 thousand customers were subscribers to dial-up internet payment plan, *Internetas (Internet)*, which was introduced in February.

In spite of growing number of internet access service users, the competition from other internet service providers puts pressure on the services prices and the growth of revenue from internet-related services slowed down compared with the growth in previous years.

Fluctuation of revenue from other Group's activities is mainly affected by the fluctuation of revenue from Comliet's construction activities.

Expenses

During the third quarter of 2004, the Group continued to streamline its activities. Major reorganisation in Lietuvos Telekomas occurred in the first half of 2004. During July - September the total number of employees decreased from 3,207 to 3,180 and at the end September the number of main lines per one full-time employee in the core business was 326, while a year ago this figure stood at 275.

Due to reorganisation additional employee redundancy expenses for the nine months of 2004 amounted to 10.7 million litas. Nevertheless, employee related expenses for January - September of 2004 went down by 12.6 per cent over the same period a year ago. Interconnection expenses increased by 5.8 per cent, while other expenses went down by 9.8 per cent. Overall, total operating expenses in the period of nine months of 2004 were down by 7 per cent over the same period of 2003.

Due to lower revenue level EBITDA for January - September 2004 went down by 13.5 per cent to 257 million litas over EBITDA for the same period of 2003, but EBITDA margin still was 47.3 per cent (49.2 per cent a year ago).

Net Result

Regular depreciation and amortisation charges excluding assets revaluation charge of 41.5 million litas for the third quarter of 2003 continues to go down at roughly 16 per cent (y-o-y) rate. Declining depreciation and amortisation charges together with diminishing financial costs have a positive effect on Lietuvos Telekomas' profitability.

In the third quarter of 2004, the Group suffered a loss of 397 thousand litas on sales of shares of Latvian subsidiary of Comliet, Datu Tikli SIA.

Overall, the profit before profit tax for the nine months of 2004 was 31 million litas, while comparable profit before profit tax (excluding assets revaluation charge) for nine months of 2003 was 11 million litas. The net profit of Lietuvos Telekomas' Group for January – September of 2004 was 25 million litas while a year ago comparable profit was 8 million litas and actual loss was 27 million litas.

Investments

During the nine months of 2004 the total amount of investments made by Lietuvos Telekomas' Group amounted to 45 million litas (40 million litas in 2003). Major part of investments went into development of transmission and access networks. As a result, on 30 September 2004, the digitalisation rate of Lietuvos Telekomas' network stood at 92.1 per cent (90.1 per cent a year ago), total number of ISDN channels in service was 43 thousand (38 thousand a year ago), total number of ADSL access points (including wholesales) more than doubled from 17,516 to 39,464 and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 666 to 898. In August, Lietuvos Telekomas increased its international internet access capacity from 930 Mbit/s to 1,400 Mbit/s.

During the third quarter of 2004, Lietuvos Telekomas' Group continued to streamline its structure. In July, UAB Comliet disposed its 75 per cent stake in Latvian company Datu Tikli SIA. Shares of Datu Tikli SIA were acquired in May 2002. In September 2004, Lietuvos Telekomas took over full control of UAB Voicecom by acquiring 40 per cent stake from Nexcom Telecommunications LLC, U.S.A.

Balance Sheet and Cash Flow

Due to continuous depreciation and amortisation of the assets, decrease in inventories, assets held for sales and cash the total assets of Lietuvos Telekomas' Group decreased by 17.3 per cent from 1,542 million litas on 31 December 2003 to 1,275 million litas on 30 September 2004. During the first nine months of 2004 shareholders' equity declined by 2 per cent due to payout of dividends in May and amounted to 1,114 million litas at the end of September. In the third quarter of 2004 the net debt went below zero and on 30 September 2004 was -19 million litas. The net debt to equity ratio was -1.7 per cent (6.2 per cent on 31 December 2003).

During the nine months of 2004 the net cash flow from operating activities was 179 million litas (265 million litas during the same period a year ago). The cash flow after investing activities was 146 million litas (233 million litas in 2003). An amount of 218 million litas was used in financing activities for repayment of loans and payout of dividends for the year 2003. Overall, during January – September 2004 cash and cash equivalents of Lietuvos Telekomas' Group decreased by 72 million litas.

IV. MATERIAL EVENTS IN THE ISSUER'S ACTIVITY

11. Material events in the Issuer's activity

On 27 July 2004, the Board of AB Lietuvos Telekomas approved unaudited consolidated financial statements of Lietuvos Telekomas' Group for the second quarter and six months of 2004 prepared according to International Financial Reporting Standards and appointed Gintautas Žintelis as a Deputy Chairman of the Board. Revenue for the six months of 2004 amounted to 365 million litas, a decrease by 10.6 per cent over the revenue of 408 million litas for the same period a year ago. During the second quarter of 2004 the number of main lines in service declined by 2.3 thousand to 823.5 thousand, while a year ago number of main lines in service stood at 859.2 thousand. In the first half of 2004 Lietuvos Telekomas reorganised its management structure and reduced the total number of employees by 379, and incurred additional redundancy costs of 9 million litas, but nevertheless operating expenses, year-on-year, went down by 8.5 per cent from 210 million litas to 192 million litas. EBITDA for the six months' period was 172 million litas (198 million in the same period a year ago) and EBITDA margin amounted to 47.2 per cent (48.4 per cent in 2003). Profit before profit tax for the first half of 2004 was 17 million litas and net profit amounted to 13 million litas, while a year ago net profit amounted to 1.2 million litas. Net cash flow after investment activities for the six months' period of 2004 amounted to 116 million litas (161 million litas in 2003). Due to payout of dividends and repayment of loans, during the first half of 2004 cash and cash equivalents decreased by 53 million litas. Investments for the six months of 2004 amounted to 22 million litas (30 million litas in 2003).

On 28 July 2004, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, sold all shares of Latvian company Datu Tikli SIA owned by UAB Comliet. On 16 June 2004, the Board of AB Lietuvos Telekomas approved proposal of UAB Comliet to sell shares of Datu Tikli SIA. In May 2002, UAB Comliet acquired 75 per cent of Datu Tikli SIA shares.

On 30 July 2004, the Company announced that UAB Baltijos Informaciniu Duomenu Valdymo Centras, a subsidiary of AB Lietuvos Telekomas, is renamed UAB Baltic Data Center. AB Lietuvos Telekomas owns 60 per cent of UAB Baltic Data Center. At the end of 2001, Lietuvos Telekomas established a wholly-owned subsidiary UAB Baltijos Informaciniu Duomenu Valdymo Centras. In May 2002, Lietuvos Telekomas sold a 40 per cent stake in Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj.

On 10 August 2004, the Company announced that UAB Sonex Komunikacijos, a subsidiary of UAB Comliet, which is a subsidiary of AB Lietuvos Telekomas, is renamed UAB Comliet Sprendimai. In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group.

On 8 September 2004, the Company announced that following the resolution of the Board of 17 August 2004 AB Lietuvos Telekomas signed an agreement to acquire 40 per cent of UAB Voicecom shares from Nexcom Telecommunications LLC, U.S.A. Agreement shall come into force upon receipt of the permission of Lithuanian Competition Council for concentration. AB Lietuvos Telekomas has submitted an application to Lithuanian Competition Council for permission to pursue the concentration. The joint American-Lithuanian venture, UAB Voicecom, 60 per cent owned by AB Lietuvos Telekomas, was registered on 6 March 2001. UAB Voicecom provides internet telephony services to business and residential customers. This announcement disclosed the content of the confidential announcements of the material event of 17 August 2004 and 26 August 2004.

On 24 September 2004, the Company announced that Lithuanian Competition Council issued a permission for concentration and AB Lietuvos Telekomas acquired 40 per cent stake in UAB Voicecom from Nexcom Telecommunications LLC. From now on Lietuvos Telekomas owns the whole 100 per cent stake in UAB Voicecom. UAB Voicecom provides internet telephony services to business and residential customers.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, Vilnius Stock Exchange, Lietuvos Rytas daily, BNS and ELTA news agencies and posted on the Company's internet page www.telecom.lt.

LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65 VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator – State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

26-10-2004 No. 26

Fax. (202) 942 95 25

No. of pages: 1+9

Re: <u>AB Lietuvos Telekomas (File No. 82-5086)</u>
<u>Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>

<u>Material Event</u>

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "Lietuvos Telekomas' Group Results for the Third Quarter of 2004"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,

Darius Džiaugys
Senior Specialist Investor Relations

<u>Encl.:</u> 1. Announcement of Material Event (1 page)
2. Press Release (8 page)

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,
(type of the Issuer, company's name, register code, address)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. On 26 October 2004, the Board of AB Lietuvos Telekomas approved unaudited
(description of the material event and the date of material event)
consolidated financial statements of AB Lietuvos Telekomas' Group for the third quarter and nine months of 2004 prepared according to International Financial Reporting Standards.

Revenue for the third quarter of 2004 amounted to 179 million litas (180 million litas for the second quarter of 2004). The total revenue for the nine months of 2004 amounted to 544 million litas, a decrease by 10.2 per cent over the revenue of 605 million litas a year ago.

During the third quarter of 2004 the number of main lines in service declined by 2.5 thousand to 821 thousand, while a year ago number of main lines in service stood at 836 thousand. During the year number of DSL Takas users more than double and by the end of September 2004 reached 37 thousand.

The total operating expenses for the nine months amounted to 286 million litas, a decrease by 7 per cent over 308 million litas a year ago.

EBITDA for the nine months' period of 2004 was 257 million litas (298 million in the same period a year ago) and EBITDA margin amounted to 47.3 per cent (49.2 per cent in 2003).

Profit before profit tax for January - September of 2004 was 31 million litas and net profit amounted to 25 million litas, while a year ago net result was a loss of 27 million litas due to assets revaluation in the third quarter of 2003.

Net cash flow after investment activities for the nine months' period of 2004 amounted to 146 million litas (233 million litas in 2003). During the period cash and cash equivalents decreased by 72 million litas due to payout of dividends (47 million litas) and repayment of loans (170 million litas).

Investments for the nine months of 2004 amounted to 45 million litas (40 million litas in 2003).

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Jan-Erik Elserius, Chief Financial Officer – Deputy General Manager
(name, surname and office phone numbers of person authorised by the Issuer to provide additional information about
tel. + 370 5 236 72 92
material event)

6. General Manager Arūnas Šikšta .... 26 October 2004
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration in writing, is case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

File No. 82-5086

LIETUVOS TELEKOMAS

PRESS RELEASE
26-10-2004

Lietuvos Telekomas' Group Results for the Third Quarter of 2004

Lietuvos Telekomas' Group, the largest fixed-line telephony and Internet related services provider in Lithuania, announces its unaudited consolidated financial statements for the third quarter and nine months of 2004 prepared according to International Financial Reporting Standards.

Highlights

- Revenue for the third quarter of 2004 amounted to 179 million litas (180 million litas for the second quarter of 2004). The total revenue for the nine months of 2004 amounted to 544 million litas, a decrease by 10.2 per cent over the revenue of 605 million litas a year ago.
- During the third quarter of 2004 the number of main lines in service declined by 2.5 thousand to 821 thousand, while a year ago number of main lines in service stood at 836 thousand. During the year number of *DSL Takas* users more than double and by the end of September 2004 reached 37 thousand.
- The total operating expenses for the nine months amounted to 286 million litas, a decrease by 7 per cent over 308 million litas a year ago.
- EBITDA for the nine months' period of 2004 was 257 million litas (298 million in the same period a year ago) and EBITDA margin amounted to 47.3 per cent (49.2 per cent in 2003).
- Profit before profit tax for January - September of 2004 was 31 million litas and net profit amounted to 25 million litas, while a year ago net result was a loss of 27 million litas due to assets revaluation in the third quarter of 2003.
- Net cash flow after investment activities for the nine months' period of 2004 amounted to 146 million litas (233 million litas in 2003). During the period cash and cash equivalents decreased by 72 million litas due to payout of dividends (47 million litas) and repayment of loans (170 million litas).
- Investments for the nine months of 2004 amounted to 45 million litas (40 million litas in 2003).

Group's Key Financial Figures (in thousand of litas)

	Third Quarter of 2004	Third Quarter of 2003	*Change (%)*	Nine Months of 2004	Nine Months of 2003	*Change (%)*
Revenue	178,912	197,488	*-9.4*	543,615	605,402	*-10.2*
Operating Expenses	93,785	97,479	*-3.8*	286,280	307,817	*-7.0*
EBITDA	85,127	100,009	*-14.9*	257,335	297,585	*-13.5*
EBITDA Margin (%)	47.6	*50.6*		47.3	*49.2*	
Depreciation, amortisation and assets revaluation charge (a)	71,078	127,394	*-44,2*	221,450	306,494	*-27.7*
Gain on sales of investments	-397	--		-397	--	
Operating Profit (EBIT)	13,652	-27,385	*149.9*	35,488	-8,909	*498.3*
EBIT Margin (%)	7.6	*-13.9*		6.5	*-1.5*	
Financial Activities, net	146	-5,849	*102.5*	-4,802	-21,859	*-78.0*
Profit before Tax	13,894	-33,026	*142.1*	31,030	-30,204	*202.7*
Net Profit	11,320	-28,126	*140.2*	24,507	-26,962	*190.9*
Net Profit Margin (%)	6.3	*-14.2*		4.5	*-4.5*	
Earnings per Share (litas)	0.015	-0.036		0.032	-0.035	
Number of Shares (in thousands) (b)	776,818	776,818		776,818	776,818	

NOTES: (a) Includes assets revaluation charge of 41.5 million litas for the third quarter and nine months of 2003.
(b) Treasury stocks are excluded.
1 € = 3.4528 litas, 1 US dollar = 2.8029 litas (30 September 2004)

Arūnas Šikšta, General Manager of AB Lietuvos Telekomas, has made the following comments on the results for the third quarter and nine months of 2004:

"The third quarter development in financial terms was stable. We have managed to keep the decline in fixed lines on a very low level. The total call traffic continued to increase which was positive as well. The biggest growth was in the number of internet service users. Lietuvos Telekomas has 50 per cent of the internet market share (by value) and 95 per cent of the fixed voice services market share (by value). That indicates that we are managing well in the competition among all local telecommunication market players and have succeeded in implementing our strategy to keep the position as the biggest internet service provider in the Lithuanian private and corporate segments. Competition has increased in all areas, but we are strongly focusing on further improvements in our service and customer relationship activities. One of the main focuses in our business in the coming period will be to find profitable new core business options on the local market. We will also continue our strong operational expenses control."

Revenue

The total Lietuvos Telekomas Group's revenue for the third quarter of 2004 of 179 million litas was almost the same as for the previous quarter (180 million litas) and revenue from major source of the Company's revenue, the fixed-line telephony services, even slightly increased by 0.1 per cent in spite of decline in number of lines by 0.3 per cent. Revenue from internet and data communication services for July – September of 2004 increased by 3.6 per cent and 9.8 per cent over the same revenue for the second quarter of 2004 and the third quarter of 2003, respectively. In the third quarter of 2004, revenue from other activities of the Group went down by 16.9 per cent compared with the second quarter of 2004 and 21.2 per cent compared with the third quarter of 2003.

The total revenue of Lietuvos Telekomas' Group for the nine-month period of 2004 was down by 10.2 per cent compared to the nine-month period of 2003. The continuing growth of revenue from internet and data communication services by 7.7 per cent, y-o-y, do not compensate a decline in revenue from fixed-line telephony and other activities by 13.4 per cent and 12.5 per cent, respectively.

In the fourth quarter of 2003, Lietuvos Telekomas has adjusted its revenue grouping following the latest standard used by TeliaSonera AB. Revenue from ISDN services was moved from the Internet and Data Communication Services group to the Fixed-line Telephony Services group, and revenue from Contact Centre services (Inquiry service 118, Operator-assisted services) was moved from the Other Services group to the Fixed-line Telephony Services group. Major changes in the grouping of revenue were made in the first quarter of 2003, when services of Lietuvos Telekomas' Group were divided into the following three main groups: Fixed-line Telephony Services (including the former Interconnection Services group), Internet and Data Communication Services (including the former Leased Lines group) and Other Services.

Reclassified breakdown of the Groups' revenue (in thousand of litas)

	Third Quarter of 2004	Third Quarter of 2003	*Change (%)*	Nine Months of 2004	Nine Months of 2003	*Change (%)*
Fixed-line Telephony Services	135,602	154,258	*-12.1*	412,924	476,604	*-13.4*
Internet and Data Communication Services	32,779	29,862	*9.8*	95,671	88,790	*7.7*
Other Services	10,531	13,368	*-21.2*	35,020	40,008	*-12.5*
Total	178,912	**197,488**	*-9.4*	543,615	**605,402**	*-10.2*

Reduction of tariffs for telecommunication services started in fall of 2003 and applied various discounts caused a decline in revenue from fixed-line telephony services. On the other hand, it increased loyalty of the customers and usage of services. During the first nine month of 2004 roughly 41 thousand new fixed-line telephony lines were installed while 48 thousand were disconnected. Still, net result is a loss of 7 thousand lines. But for comparison during the first nine month of 2003 the Company lost more than 100 thousand lines. As of 30 September 2004 number of main lines in services was 821,045 and fixed-line telephony penetration rate in Lithuania stood at 23.9.

Traffic figures for January - September 2004 are well above the figures for the same period year ago: traffic of local calls is up by 15.3 per cent, long-distance calls – up by 25.4 per cent, calls from fixed to mobile networks – up by 29.2 per cent and international calls – up by 14.6 per cent. In February 2004 improved local calls' and long distance calls' payment plans by additional 30 hours free of charge calls during off peak time and weekends for the same subscription fee as before boosted not only number of payment plans subscriber but traffic figures as well. At the end of September 2004 number of payment plans subscribed by the customers reached almost 409 thousand (357 thousand a year ago). The most popular is local calls' payment plan, *Vietinis (Local),* which accounts for 82 per cent of the total number of subscribed payment plans. International calls' payment plan, *Pasaulis (World),* introduced in October 2003, and domestic long-distance calls 'payment plan, *Miestai (Cities),* launched in January 2004, that offer lower than regular tariffs are also gaining popularity.

However increased traffic volumes and stabilised customer base do not off set an impact of reduced tariffs and revenue from traffic charges for nine months of 2004 was 22.4 per cent lower than revenue for the same period year ago.

According to the Communications Regulatory Authority's (CRA) Report on Telecommunications market for the Second Quarter of 2004, 21 companies at the end of the second quarter of 2004 were providing international fixed-line telephony call services, eight whereof (including Lietuvos Telekomas) were providing domestic (local and/or long distance) call services too. Number of customers of alternative fixed-line telephony service providers was 26.4 thousand. According to the Report, Lietuvos Telekomas' share of fixed-line telephony services market (excluding networks' interconnection) for the second quarter of 2004 in terms of revenue amounted to 95.37 per cent and in terms of total traffic – 96.7 per cent (98.7 per cent of local calls, 93.4 per cent of domestic long-distance calls, 78.1 per cent of international calls and 95.8 per cent calls from fixed to mobile networks traffic).

The CRA Report shows that at the end June 2004 Lietuvos Telekomas had 26.5 per cent of the total number of internet access users in Lithuania (including internet access via mobile, cable TV networks, LAN and etc.) but in terms of revenue the Company accounted for 50.1 per cent stake in total internet providers' market for the second quarter of 2004.

Number of Lietuvos Telekomas' internet access services users continues to grow. At the end of September the total number of DSL Takas service users was 36,997 (16,509 a year ago). In July, the Company introduced a new internet plan, *Takas iD3,* which offer unlimited internet access during off-peak time, weekends and holidays for just 26 litas a month (data download speed up to 256 kbit/s, upload - up to 128 kbit/s). During July - September more than 5 thousand internet users subscribed to this plan. As on 30 September 2004 the total number of dial-up internet access service users was more than 36 thousand (32 thousand a year ago) and more than 17 thousand customers were subscribers to dial-up internet payment plan, *Internetas (Internet),* which was introduced in February.

In spite of growing number of internet access service users, the competition from other internet service providers puts pressure on the services prices and the growth of revenue from internet-related services slowed down compared with the growth in previous years.

Fluctuation of revenue from other Group's activities is mainly affected by the fluctuation of revenue from Comliet's construction activities.

Expenses

During the third quarter of 2004, the Group continued to streamline its activities. Major reorganisation in Lietuvos Telekomas occurred in the first half of 2004. During July – September the total number of employees decreased from 3,207 to 3,180 and at the end September the number of main lines per one full-time employee in the core business was 326, while a year ago this figure stood at 275.

Due to reorganisation additional employee redundancy expenses for the nine months of 2004 amounted to 10.7 million litas. Nevertheless, employee related expenses for January – September of 2004 went down by 12.6 per cent over the same period a year ago. Interconnection expenses increased by 5.8 per cent, while other expenses went down by 9.8 per cent. Overall, total operating expenses in the period of nine months of 2004 were down by 7 per cent over the same period of 2003.

Due to lower revenue level EBITDA for January – September 2004 went down by 13.5 per cent to 257 million litas over EBITDA for the same period of 2003, but EBITDA margin still was 47.3 per cent (49.2 per cent a year ago).

Net Result

Regular depreciation and amortisation charges excluding assets revaluation charge of 41.5 million litas for the third quarter of 2003 continues to go down at roughly 16 per cent (y-o-y) rate. Declining depreciation and amortisation charges together with diminishing financial costs have a positive effect on Lietuvos Telekomas' profitability.

In the third quarter of 2004, the Group suffered a loss of 397 thousand litas on sales of shares of Latvian subsidiary of Comliet, Datu Tikli SIA.

Overall, the profit before profit tax for the nine months of 2004 was 31 million litas, while comparable profit before profit tax (excluding assets revaluation charge) for nine months of 2003 was 11 million litas. The net profit of Lietuvos Telekomas' Group for January – September of 2004 was 25 million litas while a year ago comparable profit was 8 million litas and actual loss was 27 million litas.

Investments

During the nine months of 2004 the total amount of investments made by Lietuvos Telekomas' Group amounted to 45 million litas (40 million litas in 2003). Major part of investments went into development of transmission and access networks. As a result, on 30 September 2004, the digitalisation rate of Lietuvos Telekomas' network stood at 92.1 per cent (90.1 per cent a year ago), total number of ISDN channels in service was 43 thousand (38 thousand a year ago), total number of ADSL access points (including wholesales) more than doubled from 17,516 to 39,464 and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 666 to 898. In August, Lietuvos Telekomas increased its international internet access capacity from 930 Mbit/s to 1,400 Mbit/s.

During the third quarter of 2004, Lietuvos Telekomas' Group continued to streamline its structure. In July, UAB Comliet disposed its 75 per cent stake in Latvian company Datu Tikli SIA. Shares of Datu Tikli SIA were acquired in May 2002. In September 2004, Lietuvos Telekomas took over full control of UAB Voicecom by acquiring 40 per cent stake from Nexcom Telecommunications LLC, U.S.A.

Balance Sheet and Cash Flow

Due to continuous depreciation and amortisation of the assets, decrease in inventories, assets held for sales and cash the total assets of Lietuvos Telekomas' Group decreased by 17.3 per cent from 1,542 million litas on 31 December 2003 to 1,275 million litas on 30 September 2004. During the first nine months of 2004 shareholders' equity declined by 2 per cent due to payout of dividends in May and amounted to 1,114 million litas at the end of September. In the third quarter of 2004 the net debt went below zero and on 30 September 2004 was -19 million litas. The net debt to equity ratio was -1.7 per cent (6.2 per cent on 31 December 2003).

During the nine months of 2004 the net cash flow from operating activities was 179 million litas (265 million litas during the same period a year ago). The cash flow after investing activities was 146 million litas (233 million litas in 2003). An amount of 218 million litas was used in financing activities for repayment of loans and payout of dividends for the year 2003. Overall, during January – September 2004 cash and cash equivalents of Lietuvos Telekomas' Group decreased by 72 million litas.

AB Lietuvos Telekomas

Jan-Erik Elserius
Chief Financial Officer-Deputy General Manager
+370 686 1 33 33
e-mail: elserius@telecom.lt

For further information please contact:

Darius Dziaugys
Investor Relations Officer
+370 5 236 78 78
e-mail: darius.dziaugys@telecom.lt

About AB Lietuvos Telekomas

AB Lietuvos Telekomas, a Lithuanian telecommunications company, is listed on the Vilnius Stock Exchange (renamed from National Stock Exchange of Lithuania) (VSE ticker: LTEL) and London Stock Exchange (LSE ticker: LITD). The Company provides fixed-line telephony services, Internet-related and data communication services, wholesale services to other local and international telecommunication operators as well as other services. From 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

AB Lietuvos Telekomas is a consolidated subsidiary of TeliaSonera AB via its wholly-owned subsidiary Amber Teleholding A/S (reg. in Denmark), which holds 60 per cent of Lietuvos Telekomas' shares. As on 30 September 2004, 4.56 per cent of the Company's shares were owned by the State of Lithuania, 4.67 per cent of the shares are Treasury Stocks held by UAB Lintel, a member of Lietuvos Telekomas' Group.

Lietuvos Telekomas' Group consists of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Comliet (100 per cent), UAB Lietuvos Telekomo Verslo Sprendimai (100 per cent), UAB Lintel (100 per cent), UAB Voicecom (100 per cent), UAB Baltic Data Center (renamed from Baltijos Informacinių Duomenų Valdymo Centras) (60 per cent), UAB Verslo Portalas (company is under liquidation process) (30 per cent) and UAB TietoEnator Consulting (26 per cent). Lietuvos Telekomas is the sole founder of its wholly-owned non-profit organisation VšĮ Lietuvos Telekomo Sporto Klubas.

UAB Comliet and its subsidiaries UAB Comliet Sprendimai (renamed from Sonex Komunikacijos) (100 per cent), Comliet-Kaliningrad (95 per cent) in Russian Federation and Telegrupp AS (55 per cent) in Estonia comprise a Comliet Group. UAB Comliet Sprendimai has 5 per cent stake in Comliet-Kaliningrad. UAB Baltic Data Center has a subsidiary Baltic Data Center SIA (100 per cent) in Latvia.

More information about AB Lietuvos Telekomas is available on the website: http://www.telecom.lt

AB Lietuvos Telekomas' Group
Profit (Loss) Statement
(in thousand of litas)

unaudited

	Third Quarter of 2004	Third Quarter of 2003	Nine Months of 2004	Nine Months of 2003
Revenues	178,912	197,488	543,615	605,402
Expenses	(93,785)	(97,479)	(286,280)	(307,817)
EBITDA	85,127	100,009	257,335	297,585
Depreciation, amortisation and assets revaluation charge	(71,078)	(127,394)	(221,450)	(306,494)
Gain on sales of investments	(397)	--	(397)	--
Operating profit	13,652	(27,385)	35,488	(8,909)
Finance costs, net	146	(5,849)	(4,802)	(21,859)
Share of result before tax of associates	96	208	344	564
Profit before profit tax	13,894	(33,026)	31,030	(30,204)
Profit tax	(2,128)	5,251	(5,316)	4,611
Group profit before minority interest	11,766	(27,775)	25,714	(25,593)
Minority interest	(446)	(351)	(1,207)	(1,369)
NET PROFIT	11,320	(28,126)	24,507	(26,962)
Earning per share (litas)	0.015	(0.036)	0.032	(0.035)

File No. 82-5086

AB Lietuvos Telekomas' Group
Balance Sheet
(in thousand of litas)

unaudited

	30 September 2004	31 December 2003	30 September 2003
Non-current assets			
Property, plant and equipment	981,324	1,120,429	1,191,285
Intangible assets	93,231	142,806	155,612
Prepayments for non-current assets	133	87	187
Investments in associates	1,166	1,173	1,193
Other non-current assets	59	60	78
	1,075,913	1,264,555	1,348,355
Current assets			
Inventories	8,568	11,216	9,895
Assets held for sale	2,874	10,990	9,762
Receivables, prepaid expenses and accrued revenue	132,565	137,537	140,472
Short term investments	10,115	--	1,980
Cash and cash equivalents	45,392	117,629	152,150
	199,514	277,372	314,259
TOTAL ASSETS	**1,275,427**	**1,541,927**	**1,662,614**
Shareholders' equity			
Share capital	814,913	814,913	814,913
Treasury shares	(120,000)	(120,000)	(120,000)
Legal reserve	81,499	81,499	81,499
Translation differences	(14)	(6)	(56)
Retained earnings	337,353	359,455	368,588
	1,113,751	1,135,861	1,144,944
Minority interest	3,665	3,536	3,429
Non-current liabilities			
Borrowings	9,279	14,893	18,144
Deferred tax liabilities	61,574	78,422	84,242
Grants	9,979	11,832	12,481
	80,832	105,147	114,867
Current liabilities			
Borrowings	17,165	172,870	248,897
Trade, other payables and accrued liabilities	60,014	124,513	150,477
	77,179	297,383	399,374
TOTAL EQUITY AND LIABILITIES	**1,275,427**	**1,541,927**	**1,662,614**

File No. 82-5086

AB Lietuvos Telekomas' Group
Cash Flow Statement
(in thousand of litas)

unaudited

	Nine Months of 2004	Nine Months of 2003
Operating activities		
Net profit for period	24,507	(26,962)
Depreciation and amortisation and impairment charge	221,450	306,494
Profit tax	5,316	(4,611)
Provision and write off of doubtful accounts receivable	(1,515)	2,461
Minority interest	1,207	1,369
Share of result before tax of associates	(344)	(564)
Loss (gain) on sale of investment	397	--
Profit on sale of property, plant and equipment	(3,965)	(2,329)
Change in restructuring provision	(952)	1,948
Interest income	(690)	(917)
Interest expenses	5,275	19,756
Provisions, write offs and other non-cash transactions	1,458	2,815
Changes in working capital:		
Inventories	2,827	(5,567)
Trade and other accounts receivable	13,562	10,448
Trading investments	–	(693)
Trade and other accounts payable and accrued liabilities	(15,417)	(14,463)
Cash generated from operations	**253,116**	**289,185**
Interest paid	(17,341)	(24,050)
Profit tax paid	(57,033)	–
Net cash from operating activities	**178,742**	**265,135**
Investing activities		
Purchase of property, plant and equipment (PPE) and intangible assets	(44,764)	(39,532)
Proceeds from disposal of PPE and intangible assets	21,221	6,776
Dividends received form associates	298	162
Investments into bonds	(10,115)	–
Interest received	690	917
Other investing activity items	(57)	(736)
Net cash used in investing activities	**(32,727)**	**(32,413)**
Financing activities		
Proceeds from borrowings	109,000	--
Repayment of borrowings	(279,486)	(117,406)
Dividends paid to Group shareholders	(46,609)	(46,609)
Dividends paid to minority shareholders	(1,157)	(316)
Net cash used in financing activities	**(218,252)**	**(164,331)**
Increase (decrease) in cash and cash equivalents	**(72,237)**	**68,391**
Movement in cash and cash equivalents		
At start of the period	117,629	83,759
Increase (decrease) during the period	(72,237)	68,391
At end of the period	45,392	152,150

Due to lower revenue level EBITDA for January - September 2004 went down by 13.5 per cent to 257 million litas over EBITDA for the same period of 2003, but EBITDA margin still was 47.3 per cent (49.2 per cent a year ago).

Net Result

Regular depreciation and amortisation charges excluding assets revaluation charge of 41.5 million litas for the third quarter of 2003 continues to go down at roughly 16 per cent (y-o-y) rate. Declining depreciation and amortisation charges together with diminishing financial costs have a positive effect on Lietuvos Telekomas' profitability.

In the third quarter of 2004, the Group suffered a loss of 397 thousand litas on sales of shares of Latvian subsidiary of Comliet, Datu Tikli SIA.

Overall, the profit before profit tax for the nine months of 2004 was 31 million litas, while comparable profit before profit tax (excluding assets revaluation charge) for nine months of 2003 was 11 million litas. The net profit of Lietuvos Telekomas' Group for January - September of 2004 was 25 million litas while a year ago comparable profit was 8 million litas and actual loss was 27 million litas.

Investments

During the nine months of 2004 the total amount of investments made by Lietuvos Telekomas' Group amounted to 45 million litas (40 million litas in 2003). Major part of investments went into development of transmission and access networks. As a result, on 30 September 2004, the digitalisation rate of Lietuvos Telekomas' network stood at 92.1 per cent (90.1 per cent a year ago), total number of ISDN channels in service was 43 thousand (38 thousand a year ago), total number of ADSL access points (including wholesales) more than doubled from 17,516 to 39,464 and number of MPLS VPN (Multiprotocol Label Switching Virtual Private Network) access points grew from 666 to 898. In August, Lietuvos Telekomas increased its international internet access capacity from 930 Mbit/s to 1,400 Mbit/s.

During the third quarter of 2004, Lietuvos Telekomas' Group continued to streamline its structure. In July, UAB Comliet disposed its 75 per cent stake in Latvian company Datu Tikli SIA. Shares of Datu Tikli SIA were acquired in May 2002. In September 2004, Lietuvos Telekomas took over full control of UAB Voicecom by acquiring 40 per cent stake from Nexcom Telecommunications LLC, U.S.A.

Balance Sheet and Cash Flow

Due to continuous depreciation and amortisation of the assets, decrease in inventories, assets held for sales and cash the total assets of Lietuvos Telekomas' Group decreased by 17.3 per cent from 1,542 million litas on 31 December 2003 to 1,275 million litas on 30 September 2004. During the first nine months of 2004 shareholders' equity declined by 2 per cent due to payout of dividends in May and amounted to 1,114 million litas at the end of September. In the third quarter of 2004 the net debt went below zero and on 30 September 2004 was -19 million litas. The net debt to equity ratio was -1.7 per cent (6.2 per cent on 31 December 2003).

During the nine months of 2004 the net cash flow from operating activities was 179 million litas (265 million litas during the same period a year ago). The cash flow after investing activities was 146 million litas (233 million litas in 2003). An amount of 218 million litas was used in financing activities for repayment of loans and payout of dividends for the year 2003. Overall, during January - September 2004 cash and cash equivalents of Lietuvos Telekomas' Group decreased by 72 million litas.

IV. MATERIAL EVENTS IN THE ISSUER'S ACTIVITY

11. Material events in the Issuer's activity

On 27 July 2004, the Board of AB Lietuvos Telekomas approved unaudited consolidated financial statements of Lietuvos Telekomas' Group for the second quarter and six months of 2004 prepared according to International Financial Reporting Standards and appointed Gintautas Žintelis as a Deputy Chairman of the Board. Revenue for the six months of 2004 amounted to 365 million litas, a decrease by 10.6 per cent over the revenue of 408 million litas for the same period a year ago. During the second quarter of 2004 the number of main lines in service declined by 2.3 thousand to 823.5 thousand, while a year ago number of main lines in service stood at 859.2 thousand. In the first half of 2004 Lietuvos Telekomas reorganised its management structure and reduced the total number of employees by 379, and incurred additional redundancy costs of 9 million litas, but nevertheless operating expenses, year-on-year, went down by 8.5 per cent from 210 million litas to 192 million litas. EBITDA for the six months' period was 172 million litas (198 million in the same period a year ago) and EBITDA margin amounted to 47.2 per cent (48.4 per cent in 2003). Profit before profit tax for the first half of 2004 was 17 million litas and net profit amounted to 13 million litas, while a year ago net profit amounted to 1.2 million litas. Net cash flow after investment activities for the six months' period of 2004 amounted to 116 million litas (161 million litas in 2003). Due to payout of dividends and repayment of loans, during the first half of 2004 cash and cash equivalents decreased by 53 million litas. Investments for the six months of 2004 amounted to 22 million litas (30 million litas in 2003).

On 28 July 2004, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, sold all shares of Latvian company Datu Tikli SIA owned by UAB Comliet. On 16 June 2004, the Board of AB Lietuvos Telekomas approved proposal of UAB Comliet to sell shares of Datu Tikli SIA. In May 2002, UAB Comliet acquired 75 per cent of Datu Tikli SIA shares.

On 30 July 2004, the Company announced that UAB Baltijos Informaciniu Duomenu Valdymo Centras, a subsidiary of AB Lietuvos Telekomas, is renamed UAB Baltic Data Center. AB Lietuvos Telekomas owns 60 per cent of UAB Baltic Data Center. At the end of 2001, Lietuvos Telekomas established a wholly-owned subsidiary UAB Baltijos Informaciniu Duomenu Valdymo Centras. In May 2002, Lietuvos Telekomas sold a 40 per cent stake in Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj.

On 10 August 2004, the Company announced that UAB Sonex Komunikacijos, a subsidiary of UAB Comliet, which is a subsidiary of AB Lietuvos Telekomas, is renamed UAB Comliet Sprendimai. In July 2003, UAB Comliet acquired 100 per cent of UAB Sonex Komunikacijos' shares from UAB Sonex Group.

On 8 September 2004, the Company announced that following the resolution of the Board of 17 August 2004 AB Lietuvos Telekomas signed an agreement to acquire 40 per cent of UAB Voicecom shares from Nexcom Telecommunications LLC, U.S.A. Agreement shall come into force upon receipt of the permission of Lithuanian Competition Council for concentration. AB Lietuvos Telekomas has submitted an application to Lithuanian Competition Council for permission to pursue the concentration. The joint American-Lithuanian venture, UAB Voicecom, 60 per cent owned by AB Lietuvos Telekomas, was registered on 6 March 2001. UAB Voicecom provides internet telephony services to business and residential customers. This announcement disclosed the content of the confidential announcements of the material event of 17 August 2004 and 26 August 2004.

On 24 September 2004, the Company announced that Lithuanian Competition Council issued a permission for concentration and AB Lietuvos Telekomas acquired 40 per cent stake in UAB Voicecom from Nexcom Telecommunications LLC. From now on Lietuvos Telekomas owns the whole 100 per cent stake in UAB Voicecom. UAB Voicecom provides internet telephony services to business and residential customers.

All material events related to the activity of the Company have been submitted to Lithuanian Securities Commission, Vilnius Stock Exchange, Lietuvos Rytas daily, BNS and ELTA news agencies and posted on the Company's internet page www.telecom.lt.